                                                          EXHIBIT 3(ii)


                            AMENDMENT TO THE BY-LAWS

                                       OF

                                RPS REALTY TRUST
                     (Adopted Effective as of May 10, 1996)

          This Amendment to the By-Laws is adopted by the Trustees of RPS Realty Trust (the "Trust") under an Amended and Restated Declaration of Trust dated October 14, 1988, as amended on May 10, 1996 (as the same may be further amended from time to time, the "Declaration of Trust") as contemplated by Article IV,
Section 3(c) of the Declaration of Trust. The provisions of this Amendment to the By-Laws are intended to implement the provisions of the Declaration of Trust, but are in all respects subject to the Declaration of Trust. Terms not otherwise defined in these By-Laws shall have the meanings ascribed to them in the Declaration of Trust.

          1. Article I, Section 5 of the By-Laws is amended as follows (new language appearing in italics):

          "SECTION 5. QUORUM. The presence of at least 75% of the Board of Trustees then in office, the majority of which shall be Independent Trustees, shall be necessary to constitute a quorum for the transaction of business, except to adjourn a meeting. Every act or decision done or made by the affirmative vote of at least a majority of the Board of Trustees at a meeting duly held at which a quorum is present shall be regarded as an act of the Board of Trustees unless a greater number is required by law or by the Amended and Restated Declaration of Trust of the Trust or by these By-Laws. If at any time more than one vacancy exists on the Board of Trustees, a quorum of the Board of Trustees shall not exist unless and until such vacancies are filled so that no more than one vacancy exists on the Board of Trustees. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice."

          2. Article I of the By-Laws is amended by adding the following Sections to the end thereof (new language appearing in italics):

          "SECTION 11. NOMINATING COMMITTEE. The duties of the Nominating Committee shall be (i) to nominate persons for election to the Board of Trustees and (ii) to consider nominees recommended by other shareholders in accordance with Article IV, Section 1 of the Declaration of the Trust of the Trust."

          "SECTION 12. ADVISORY COMMITTEE. The Advisory Committee shall have the power to consult with and advise the Board of Trustees as required."



                               (End of Amendment)